UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34660 / August 3, 2022

In the Matter of:

Sixth Street Specialty Lending, Inc.
Sixth Street Specialty Lending Advisers, LLC
Sixth Street Opportunities Partners III (A), L.P.
Sixth Street Opportunities Partners III (B), L.P.
Sixth Street Opportunities Partners III (C), L.P.
TOP III Delaware AIV I-A, L.P.
Opps III Delaware AIV I-B, L.P.
Sixth Street Opportunities Partners IV (A), L.P.
Sixth Street Opportunities Partners IV (B), L.P.
Sixth Street Opportunities Partners IV (C), L.P.
Opps IV Delaware AIV I-A, L.P.
Opps IV Delaware AIV I-B, L.P.
Sixth Street Opportunities Partners V (A), L.P.
Sixth Street Opportunities Partners V (B), L.P.
Sixth Street Opportunities Partners V (C), L.P.
Sixth Street Opps V Delaware AIV I-A, L.P.
Sixth Street Opps V Delaware AIV I-B, L.P.
Sixth Street TAO Partners, L.P.
Sixth Street TAO Partners (A), L.P.
Sixth Street TAO Partners (B), L.P.
Sixth Street TAO Partners (C), L.P.
Sixth Street TAO Partners (D), L.P.
Sixth Street TAO Partners (E), L.P.
Sixth Street TAO Partners (F), L.P.
Super TAO Contingent MA, L.P.
Knight TAO, L.P.
Super TAO MA, L.P.
PSERS TAO Partners Parallel Fund, L.P.
TAO (B) AIV II-A, L.P.
TAO (C) AIV II-A, L.P.
TAO (D) AIV II-A, L.P.
TAO (E) AIV II-A, L.P.
Sixth Street Growth Partners (A), L.P.
Sixth Street Growth Partners (B), L.P.
Sixth Street Growth Partners (A) AIV, L.P.
Sixth Street Growth Partners (B) AIV, L.P.

Sixth Street Growth Partners II (A), L.P.
Sixth Street Growth Partners II (B), L.P.
Sixth Street Growth II (A) AIV, L.P.
Sixth Street Growth II (B) AIV, L.P.
Growth II Lending, LLC
Sixth Street Fundamental Strategies Partners (A), L.P.
Sixth Street Fundamental Strategies Partners (B), L.P.
Sixth Street FS AIV I-A, L.P.
Sixth Street FS AIV I-B, L.P.
Sixth Street Specialty Lending Europe I, L.P.
Sixth Street Specialty Lending Europe II, L.P.
Super TSLE, L.P.
Sixth Street Agriculture Partners (A), L.P.
Sixth Street Bluegrass Strategic Holdings I, L.P.
Sixth Street Willow Strategic Holdings I, L.P.
Sixth Street Cottonwood Strategic Holdings I, L.P.
Sixth Street Dogwood Strategic Holdings I, L.P.
Sixth Street Red Pine Strategic Holdings I, L.P.
Sixth Street CMS Dynamic Credit Fund, L.P.
TCS Lending, LLC
TDL Lending, LLC
TOP IV Lending, LLC
Opps V Lending, LLC
FS I Lending, LLC
TICP CLO V 2016-1, Ltd.
TICP CLO VI 2016-2, Ltd.
TICP CLO VII, Ltd.
TICP CLO VIII, Ltd.
TICP CLO IX, Ltd.
TICP CLO X, Ltd.
TICP CLO XI, Ltd.
TICP CLO XII, Ltd.
TICP CLO XIII, Ltd.
TICP CLO XIV, Ltd.
TICP CLO XV, Ltd.
Sixth Street CLO XVI, Ltd.
Sixth Street CLO XVII, Ltd.
Sixth Street CLO XVIII, Ltd.
Sixth Street CLO XIX, Ltd.
Sixth Street CLO XX, Ltd.
Sixth Street CLO Equity Fund IV, L.P.
TSSP Rotational Credit Fund, L.P.
Sixth Street Wheeler Peak Rotational Credit Fund I, LLC
Sixth Street Rotational Credit Fund III, L.P.
TSSP Structured Credit Opportunities Fund, L.P.
Sixth Street Structured Credit Opportunities Fund II, L.P.

Sixth Street Structured Credit Opportunities Fund III, L.P.
Sixth Street Structured Credit Opportunities Fund IV, L.P.
Sixth Street Structured Credit Opportunities Fund V, L.P.
TICP CLO Partners II, L.P.
TICP CLO Holdings, L.P.
TSSP Institutional Credit Partners III, L.P.
Sixth Street Credit Market Strategies Partners I, L.P.
Sixth Street Credit Market Strategies Partners I-A, L.P.
TICP III Cayman, Ltd.
Sixth Street Mid-Stage Growth Partners (A), L.P.
Sixth Street Mid-Stage Growth Partners (B), L.P.
Sixth Street Mid-Stage Growth (A) AIV, L.P.
Sixth Street Mid-Stage Growth (B) AIV, L.P.
Sixth Street Advisers, LLC
Sixth Street Fundamental Strategies I Management, LLC
Sixth Street Opportunities III Management, LLC
Sixth Street Opportunities IV Management, LLC
Sixth Street Opportunities V Management, LLC
Sixth Street TAO Management, LLC
Sixth Street Growth I Management, LLC
Sixth Street Growth II Management, LLC
Sixth Street Specialty Lending Europe I Management, LL
Sixth Street Specialty Lending Europe II Management, LLC
Sixth Street Agriculture Management, LLC
Sixth Street Strategic Holdings Management, LLC
Sixth Street CMS Dynamic Credit Management, LLC
TICP CLO V 2016-1 Management, LLC
TICP CLO VI 2016-2 Management, LLC
TICP CLO VII Management, LLC
TICP CLO VIII Management, LLC
TICP CLO IX Management, LLC
TICP CLO X Management, LLC
TICP CLO XI Management, LLC
TICP CLO XII Management, LLC
TICP CLO XIII Management, LLC
TICP CLO XIV Management, LLC
TICP CLO XV Management, LLC
Sixth Street CLO XVI Management, LLC
Sixth Street CLO XVII Management, LLC
Sixth Street CLO XVIII Management, LLC
Sixth Street CLO XIX Management, LLC
Sixth Street CLO XX Management, LLC
Sixth Street CLO Equity IV Management, LLC
TSSP Rotational Credit Management, LLC
Sixth Street Rotational Credit II Management, LLC
Sixth Street Rotational Credit III Management, LLC

TSSP Structured Credit Opportunities Management, LLC
Sixth Street Structured Credit Opportunities II Management, LLC
Sixth Street Structured Credit Opportunities III Management, LLC
Sixth Street Structured Credit Opportunities IV Management, LLC
Sixth Street Structured Credit Opportunities V Management, LLC
Sixth Street CLO Advisers II, LLC
TSSP Institutional Credit III Management, LLC
Sixth Street Credit Market Strategies Management, LLC
Sixth Street Mid-Stage Growth I Management, LLC
MSGP Lending, LLC
Sixth Street Lending Partners Advisers, LLC
Sixth Street Lending Partners

2100 McKinney Avenue, Suite 1500
Dallas, TX 75201

(File No. 812-15090)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Sixth Street Specialty Lending, Inc., et al. filed an application on January 16, 2020, and amendments to the application on July 20, 2021, December 28, 2021, May 26, 2022, and June 29, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On July 8, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34644). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Sixth Street Specialty Lending, Inc., et al. (File No. 812-15090) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.